--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 1999.

                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island Of Guernsey, Channel Islands


                                  Amdocs, Inc.

          1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 FORM 20-F X                  FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

                         Yes                  No X

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

                                 AMDOCS LIMITED

                             [AMDOCS LIMITED LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                January 26, 2000

To the Shareholders:

     The annual General Meeting of shareholders of Amdocs Limited ("Amdocs") will be held at 10:00 A.M., local time, on Wednesday, January 26, 2000, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, for the following purposes:

     1. To elect eleven (11) directors for a one-year term until the next annual general meeting of shareholders or until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise.

     2. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 1999.

     3. To approve Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2000, and until the next annual general meeting, and to authorize the board of directors to fix the remuneration of such auditors in accordance with the extent and nature of their services.

     4. To approve an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan") to increase the number of ordinary shares available for grants of options and/or awards under the 1998 Plan.

     5. To transact such other business as may properly come before the General Meeting.

     Our board of directors has fixed the close of business on December 1, 1999 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the General Meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

     ALL HOLDERS OF AMDOCS' VOTING ORDINARY SHARES (WHETHER THEY EXPECT TO ATTEND THE GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE GENERAL MEETING AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          /S/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 15, 1999
                            ------------------------

                     A proxy card and the Annual Report for
             the fiscal year ended September 30, 1999 are enclosed.

                                 AMDOCS LIMITED

                                PROXY STATEMENT
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                JANUARY 26, 2000

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by its board of directors of proxies from holders of its outstanding voting ordinary shares, par value L0.01 per share, ("Ordinary Shares") for use at the annual general meeting of shareholders to be held at 10:00 A.M., local time, on Wednesday, January 26, 2000, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, or at any adjournments thereof (the "General Meeting"). This Proxy Statement and the accompanying proxy, together with a copy of our Annual Report to shareholders, are first being mailed or delivered to our shareholders on or about December 20, 1999.

     At the General Meeting, our shareholders as of the close of business on December 1, 1999 (the "Record Date") will be asked to vote upon the following:
(i) election of eleven (11) directors for a term of one year until the next annual general meeting of shareholders and until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise (Proposal I); (ii) approval of our Consolidated Financial Statements for the fiscal year ended September 30, 1999 (Proposal II); (iii) approval of Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2000, and until the next annual general meeting, and authorization of the board of directors to fix the remuneration of such auditors in accordance with the extent and nature of their services (Proposal III); and (iv) approval of an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan") to increase the number of Ordinary Shares available for grants of options and/ or awards under the 1998 Plan (Proposal IV).

     The enclosed proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 181,040,634 Ordinary Shares and 24,210,073 non-voting ordinary shares, par value L0.01 per share ("non-voting Ordinary Shares"). Each Ordinary Share is entitled to one vote on all matters presented at the General Meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote at the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Ordinary Shares entitled to vote at the General Meeting constitutes a quorum for purposes of the General Meeting.

     Approval of Proposal I to elect eleven (11) directors, Proposal II to approve our Consolidated Financial Statements, Proposal III to approve Ernst & Young LLP as our independent auditors and to authorize our board of directors to fix such auditor's remuneration, and Proposal IV to amend the 1998 Plan require in each case the affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his or her Ordinary Shares be voted "for," "against" or "abstain" from voting with respect to each of the proposals. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Ordinary Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Ordinary Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstinence is indicated, but abstentions will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present. Nominees who are members of the New York Stock Exchange, Inc. ("NYSE") and who, as brokers, hold Ordinary Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Ordinary Shares. Under these rules, brokers that do not receive instructions are entitled to vote on the first three proposals to be considered at the General Meeting. Ordinary Shares held by such nominees for their beneficial owners will be counted for purposes of determining whether a quorum is present.

     Any shareholder who executes and returns a proxy may revoke it in writing before it is voted at the General Meeting by: (i) filing with our Secretary, at the address of our principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Ordinary Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least forty-eight (48) hours before the scheduled General Meeting or adjournment thereof, as the case may be; or
(ii) attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                   IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ORDINARY SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS REPRESENTED BY PROXY OR IS PRESENT.

                                   PROPOSAL I

                             ELECTION OF DIRECTORS

     The entire board of directors of Amdocs is comprised of eleven directors. The eleven persons listed below are the nominees for election as directors at the General Meeting. Each director elected at this General Meeting will serve for a one-year term until the next annual general meeting of shareholders or until his or her respective successor is elected and qualified or his or her position is earlier vacated by resignation or otherwise.

     Ordinary Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the eleven nominees for the board of directors named below. If any (or all) of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee (or nominees) as the board of directors may select. The board of directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and, where applicable, the year in which each became a director of Amdocs.

NAME                 AGE
----                 ---
Bruce K. Anderson    59    Mr. Anderson has been Chief Executive Officer and Chairman of the board of directors of Amdocs since September 1997.
                           Since August 1978, he has been a general partner of Welsh,
                           Carson, Anderson & Stowe ("WCAS"), an investment firm which specializes in the acquisition of companies in the
                           information services, communications and health care
                           industries. Mr. Anderson served for nine years with
                           Automated Data Processing, Inc. ("ADP") until his
                           resignation as Executive Vice President and a director of
                           ADP, and President of ADP International, effective August
                           1978. Mr. Anderson serves on the board of several private
                           companies.

Adrian Gardner       37    Mr. Gardner has been a director of Amdocs since April 1998.
                           Mr. Gardner is an Executive Director of Lazard Brothers &
                           Co., Limited, based in London and works with technology and telecommunications-related companies. Prior to joining
                           Lazard Brothers in 1989, Mr. Gardner qualified as a
                           chartered accountant with Price Waterhouse (now Price
                           Waterhouse Coopers). Mr. Gardner is a member of the
                           Institute of Chartered Accountants in England & Wales and a
                           member of The Securities Institute.

Stephen Hermer       38    Mr. Hermer has been a director of Amdocs since April 1998.
                           In 1998, Mr. Hermer joined the law firm of Olswang, based in
                           London, where he practices corporate and securities law.
                           Prior to that, he was a partner with the London law firm of
                           Frere Cholmeley Bischoff.

James S. Kahan       52    Mr. Kahan has been a director of Amdocs since April 1998.
                           Mr. Kahan has worked at SBC Communications Inc. ("SBC")
                           since 1983, and currently serves as its Senior Executive
                           Vice President-Corporate Development, a position he has held since 1992. Prior to joining SBC, Mr. Kahan held various
                           positions at several telecommunications companies, including
                           Western Electric, Bell Laboratories, South Central Bell and
                           AT&T.

Paz Littman          43    Mr. Littman has been a director of Amdocs since September
                           1997. Since October 1996, he has served as President of
                           Aurum Management and Consulting Ltd., a privately held
                           company, which makes and manages investments for
                           shareholders of the Aurec Group. From 1991 to 1996, Mr.
                           Littman was an active partner with the law firm of Meitar,
                           Littman & Co.

NAME                 AGE
----                 ---
John T. McLennan     54    Mr. McLennan has been a director of Amdocs since November
                           1999. Mr. McLennan founded and has been the President of
                           Jenmark Consulting Inc. since 1997. From 1994 to 1997 Mr.
                           McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile
                           Communications and Cantel Inc. Mr. McLennan currently serves on the board of directors of Architel Systems Corporation
                           and several other software/communication companies.

Robert A. Minicucci  47    Mr. Minicucci has been Chief Financial Officer and a
                           director of Amdocs since September 1997. He has been a
                           general partner of WCAS since 1993. From 1992 to 1993, Mr.
                           Minicucci served as Senior Vice President and Chief
                           Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American
                           Express Company. Mr. Minicucci served for twelve years with
                           Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of
                           several private companies.

Avinoam Naor         51    Mr. Naor has been a director of Amdocs since January 1999
                           and is Chief Executive Officer of Amdocs Management Limited,
                           having overall coordination responsibility for the
                           operations and activities of our operating subsidiaries. Mr.
                           Naor was a member of the team that founded Amdocs in 1982
                           and initially served as a Senior Vice President. He has been involved with software development for 28 years, working on projects for the development of application and
                           infrastructure software for communications systems and
                           developing and marketing directory assistance systems. Mr.
                           Naor was also a member of the team that established the
                           computerized system for Golden Pages, the Israeli Yellow
                           Pages company.

Lawrence Perlman     61    Mr. Perlman has been a director of Amdocs since April 1998.
                           He has been Chairman of Ceridian Corporation since 1992, and its Chief Executive Officer since 1990. Ceridian Corporation is a provider of information services to employers to
                           administer various human resource functions, as well as
                           information services for the transportation and electronic media markets. Mr. Perlman is a director and Chairman of
                           Seagate Technology, Inc., and a director of The Valspar
                           Corporation and Computer Network Technology Corporation. Mr.
                           Perlman has been a director of Ceridian since 1985.

Michael J. Price     42    Mr. Price has been a director of Amdocs since January 1998.
                           He is co-Chief Executive Officer of FirstMark Communications
                           International LLC, a broadband communications company in
                           Europe. Prior to that, he worked at Lazard Freres & Co.
                           L.L.C., starting in 1987, serving first as a Vice President and then as a Managing Director, where he led its technology and telecommunications group. He is also a director of
                           SpectraSite, a leading tower management company.

Urs Suter            41    Mr. Suter has been a director of Amdocs since May 1999 and has been the managing partner of the law firm Suter
                           Attorneys at Law, in Zurich, Switzerland, since 1995. Prior to that, he was a partner with Price Waterhouse (now Price
                           Waterhouse Coopers). He is also a director of several
                           private companies.

     All directors hold office until the next annual meeting of our shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

BOARD COMMITTEES

     Our board of directors has formed three committees set forth below. Members of each committee are appointed by the board of directors.

     Executive Committee. The Executive Committee acts from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the board of directors. The current members of the Executive Committee are Bruce K. Anderson, Adrian Gardner, Paz Littman, Robert A. Minicucci and Avinoam Naor.

     Audit Committee. The Audit Committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the Audit Committee are Lawrence Perlman and Adrian Gardner.

     Compensation Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of the Compensation Committee are Bruce K. Anderson, Adrian Gardner, Paz Littman and Robert A. Minicucci.

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the board of directors held six meetings and took numerous other actions by unanimous written consent in lieu of formal meetings. In addition, the Executive Committee held six meetings, the Compensation Committee held four meetings and the Audit Committee held four meetings in fiscal year 1999. The board of directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     We pay our non-employee directors either stock options or a cash payment equal to (i) $30,000 per annum and (ii) $1,500 per meeting of the board of directors and $500 per meeting of a committee of the board of directors. During fiscal year 1999, no stock options were granted to directors. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Adrian Gardner, Stephen Hermer, James S. Kahan, John T. McLennan, Robert A. Minicucci, Avinoam Naor, Paz Littman, Lawrence Perlman, Michael J. Price and Urs Suter are, and each hereby is, elected to serve as a director of the Company, until the next annual general meeting or until his respective successors are elected and qualified or his position is earlier vacated by resignation or otherwise."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership as of December 1, 1999 of (i) any person known to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and non-voting Ordinary Shares (ii) all of our directors and executive officers as a group.

                                                             SHARES
                                                          BENEFICIALLY      PERCENTAGE
                    NAME AND ADDRESS                        OWNED(1)      OF OWNERSHIP(2)
                    ----------------                      ------------    ---------------
Welsh, Carson, Anderson & Stowe(3)(5)...................   40,511,803          19.7%
320 Park Avenue, Suite 2500
  New York, New York 10022
SBC International Inc. (4)..............................   44,864,211          21.9%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
Amdocs International Limited(5)(6)......................   20,022,750           9.8%
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands
All directors and executive officers as a group
  (18 persons)(3)(4)(7)(8)..............................  124,539,359          60.7%

---------------
(1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all Ordinary Shares and sole investment power with respect to all non-voting Ordinary Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 181,040,634 Ordinary Shares and 24,210,073 non-voting Ordinary Shares outstanding on December 1, 1999. These figures include 6,450,683 Ordinary Shares issued to stockholders of International Telecommunication Data Systems, Inc. ("ITDS") pursuant to the acquisition of ITDS that was completed on November 30, 1999.

(3) Includes 25,864,877 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 7,417,770 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VI, L.P., 5,174,797 Ordinary Shares held by WCAS Capital Partners III, L.P., 171,502 Ordinary Shares held by WCAS Information Partners, L.P. and 1,882,857 Ordinary Shares held by partners and others affiliated with WCAS. Those partners are also partners of the sole general partner of each of the foregoing limited partnerships. The partners of WCAS who are also directors of Amdocs are Bruce K. Anderson (Chairman of the Board and Chief Executive Officer of Amdocs) and Robert A. Minicucci (Chief Financial Officer of Amdocs), and each may be deemed to be beneficial owners of the Ordinary Shares held by WCAS. As a result of certain revenue and cash flow targets for fiscal 1998 and fiscal 1999 having been met by us in full, pursuant to an arrangement entered into in 1997, WCAS and certain of our other shareholders transferred an aggregate of 15,198,040 shares to AIL, SBCI and certain of our other shareholders with no change in the aggregate number of Ordinary Shares outstanding. AIL and SBCI each received 6,154,138 Ordinary Shares and the other shareholders received 2,889,764 Ordinary Shares.

(4) SBC International Inc. ("SBCI") is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the NYSE. The number of shares shown as beneficially owned by SBCI is comprised of 20,654,138 Ordinary Shares and 24,210,073 non-voting Ordinary Shares. SBCI is the only shareholder of Amdocs that holds non-voting Ordinary Shares.

(5) In connection with our recapitalization effected as of May 20, 1998, in advance of our initial public offering in June 1998, investment partnerships affiliated with WCAS granted irrevocable proxies with respect to a total of 23,521,899 Ordinary Shares to a company which is the sole shareholder of AIL and which is beneficially owned by Morris S. Kahn. The proxies granted by the WCAS partnerships expire in May 2008, or sooner if at any time the WCAS entities collectively own less than 10.0% of our outstanding capital shares. After giving effect to such proxies, AIL and its beneficial shareholder will together have the right to vote 24.1% of our Ordinary Shares, and WCAS will have the right to vote 11.4% of such shares.

(6) The number of shares shown as beneficially owned by AIL includes 10,000,000 Ordinary Shares that AIL may be required to deliver to the Amdocs Automatic Common Exchange Security Trust (the "TRACES Trust") upon the exchange of Automatic Common Exchange Securities that were issued and sold by the TRACES Trust in June 1999. The exchange date for the Automatic Common Exchange Securities will occur no earlier than June 11, 2002.

(7) Affiliates of WCAS, SBCI and AIL serve on our board of directors and, accordingly, those affiliates may be deemed to be the beneficial owners of the shares held by such entities.

(8) All of our key executive officers hold, directly and indirectly, economic interest in approximately 27.8% of our outstanding shares (19.7% of which are beneficially held by WCAS).

                                  PROPOSAL II

               APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

     Our Annual Report for the fiscal year ended September 30, 1999 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 1999 are included in such report. At the General Meeting, we will review the management's discussion and analysis of results of operations and financial condition as presented in our Annual Report for the fiscal year ended September 30, 1999 and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements for the Company for the fiscal year ended September 30, 1999 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL III

                        APPROVAL OF INDEPENDENT AUDITORS

     Upon recommendation of the Audit Committee, our board of directors has selected and recommends to the shareholders that they (i) approve the firm of Ernst & Young LLP to continue to serve as our independent auditors for the fiscal year ending September 30, 2000, and until the next annual general meeting, and (ii) authorize the board of directors to fix the remuneration of such auditors. Ernst & Young LLP has audited Amdocs' books and accounts for the fiscal year ended September 30, 1999 and has served as our independent auditors since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP, as the Company's independent auditors for the fiscal year ending September 30, 2000, and until the Company's next annual general meeting be, and it hereby is, approved, and
(ii) the board of directors be, and it hereby is, authorized to fix the remuneration of such independent auditors in accordance with the extent and nature of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of Ernst & Young LLP and the authorization of the board of directors to fix their remuneration

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL III.

                                  PROPOSAL IV

               AMENDMENT TO 1998 STOCK OPTION AND INCENTIVE PLAN

     The board of directors has approved and recommends to the shareholders that they approve a proposal to amend the 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan") to increase the number of Ordinary Shares available for grant under the 1998 Plan from 6,600,000 Ordinary Shares to 13,300,000 Ordinary Shares, an increase of 6,700,000 Ordinary Shares. The text of the proposed amendment to the 1998 Plan is set forth below.

     Amdocs adopted the 1998 Plan in January 1998. The 1998 Plan provides for the grant and/or award by Amdocs of options or restricted shares to the officers, directors, employees or consultants of Amdocs or any of our subsidiaries. In January 1999, the number of Ordinary Shares available under the 1998 Plan was increased from 4,100,000 to 6,600,000 Ordinary Shares.

     The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. The 1998 Plan is administered by a committee appointed by the Board and expires ten years after the date of its adoption.

     As of December 15, 1999, options to purchase an aggregate of 6,398,600 Ordinary Shares have been granted and 201,400 Ordinary Shares remain available for future grants.

     The Ordinary Shares acquired upon exercise of an option and the restricted shares that may be granted under the 1998 Plan will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on disposition of shares will lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

     The board of directors has determined that the amendment to the 1998 Plan is in the best interest of Amdocs and our shareholders. The proposed amendment would provide additional Ordinary Shares for grants to our employees and others. The board of directors believes that grants of options and/or awards are an effective method to attract and to retain employees and others and that the availability of Ordinary Shares for future grants under the 1998 Plan is important to the business prospects and operations of Amdocs.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Section 5 of the Amdocs Limited 1998 Stock Option and Incentive Plan, as amended as of June 17, 1998 and January 27, 1999 (the "1998 Plan"), is hereby amended by deleting the first sentence of the first paragraph of said Section 5, and replacing it with the following:

        "The maximum number of shares of Ordinary Shares reserved for grant of awards under the Plan shall be 13,300,000."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan.

     THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSAL IS IN THE BEST INTERESTS OF AMDOCS AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE "FOR" THE AMENDMENT TO THE 1998 PLAN.

                                 MISCELLANEOUS

ANNUAL REPORT TO SHAREHOLDERS

     Our Annual Report for the fiscal year ended September 30, 1999, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     We can provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of our Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the Securities and Exchange Commission ("SEC"). Our Annual Report on Form 20-F is also accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal United States subsidiary at:

         Amdocs, Inc.
         1390 Timberlake Manor Parkway
         Chesterfield, Missouri 63017
         Fax: (314) 212-8358
         E-mail: info@amdocs.com

         Attention: Mr. Thomas G. O'Brien
                 Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies in the accompanying form will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 15, 1999

                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Amdocs Limited


                                            /s/ THOMAS G. O'BRIEN

                                            ....................................
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U. S. Representative


Date: December 16, 1999

                                 AMDOCS LIMITED
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on December 1, 1999, at the annual General Meeting of shareholders to be held on Janauary 26, 2000 or any adjournment thereof.

                        (TO BE SIGNED ON REVERSE SIDE.)

[ X ] PLEASE MARK YOUR VOTES AS IN THIS
      EXAMPLE USING DARK INK ONLY.


                                              NOMINEES:     Bruce K. Anderson
                              WITHHOLD                      Adrian Gardner
                     FOR      AUTHORITY                     Stephen Hermer
1. ELECTION OF                                              James S. Kahan
   DIRECTORS        [  ]        [  ]                        John T. McLennan
                                                            Robert A. Minicucci
                                                            Avinoam Naor
                                                            Paz Littman
                                                            Lawrence Perlman
                                                            Michael J. Price
                                                            Urs Suter
FOR. except vote withheld from the following nominees(s).

----------------------------------

                                        FOR          AGAINST           ABSTAIN
2. APPROVAL OF CONSOLIDATED
   FINANCIAL STATEMENTS FOR FISCAL
   YEAR 1999.                           [  ]           [  ]              [  ]

3. APPROVAL OF ERNST & YOUNG LLP
   AND AUTHORIZATION OF BOARD TO
   FIX REMUNERATION.                    [  ]           [  ]              [  ]

4. APPROVAL OF AMENDMENT TO
   STOCK OPTION AND INCENTIVE PLAN.     [  ]           [  ]              [  ]

SIGNATURE(S)                                           DATE
            -------------------------------------           --------------------

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign.
      When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.